NO ACT

DE
1-15-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010679

March 1, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-01-2010

Diane Wood
Senior Counsel
Pinnacle West Capital Corporation
Post Office Box 53999
Phoenix, AZ 85072-3999

Re: Pinnacle West Capital Corporation
Incoming letter dated January 15, 2010

Dear Ms. Wood:

This is in response to your letter dated January 15, 2010 concerning the shareholder proposal submitted to Pinnacle West by Emil Rossi. We also have received a letter on the proponent's behalf dated February 17, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 1, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pinnacle West Capital Corporation
Incoming letter dated January 15, 2010

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Pinnacle West's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Pinnacle West may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Pinnacle West to amend Pinnacle West's bylaws to permit shareholders who hold in the aggregate at least 25% of Pinnacle West's outstanding common stock to call a special meeting of shareholders. You indicate that the proposal and the proposed amendment sponsored by Pinnacle West directly conflict, and that their inclusion in Pinnacle West's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Pinnacle West omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pinnacle West relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Emil Rossi's Rule 14a-8 Proposal
Pinnacle West Capital Corporation (PNW)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the January 15, 2010 request to block this rule 14a-8 proposal.

The 10%-threshold to call a special meeting was already approved at the 2009 annual meeting with an impressive 64%-vote according to attached exhibit from The Corporate Library. The company has no need to have a shareholder vote because only a bylaw change is needed to adopt the proposed 25%-threshold for shareholders to call a special meeting.

And having an unnecessary vote to adopt a weak version of this 10%-threshold proposal will deceive shareholders because, when shareholders are given the opportunity to vote, they naturally expect that this enhances their rights as shareholders. But shareholders will not be informed that their right to vote, on 25%-threshold, will deprive them of the reiterative right to vote on the 10%-threshold which they approved with a 64%-vote in 2009.

This proposal topic (at 10%) won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The 10%-threshold is important because this proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting. This proposal topic subsequently won 55%-support at Time Warner (TWX) in 2009 after Time Warner already adopted a 25%-threshold for shareowners to call a special meeting.

The 10%-threshold is also important because of this text in *Westlaw Business Currents*, February 5, 2010 (emphasis added):
"Numerous companies are sidestepping [Proposals granting shareholders of 10% or more of the stock of a company the power to call special shareholder meetings], submitting their own proposals granting shareholders the powers to call special meetings. **The catch-22 is that the management proposals generally carry much higher threshold for requesting special meetings** and Rule 14a-8 (i)(9) allows companies to exclude proposals that would directly conflict with management proposals. General Electric used the Rule 14a-8 (i)(9) defense to omit Chevedden's 10% proposal and now owners of 25% of its shares can request a special meeting. This

year, NiSource and Medco have successfully excluded 10% proposals on the grounds that they conflict with management's 25% and 40% proposals. ...

"In the UK, by contrast, it has long been a principle of company law that shareholders should be able to require the directors of a company to call an extraordinary (special) meeting and propose resolutions. The Shareholder Rights Directive and the Companies Act 2006, have, however, **recently reduced the necessary threshold from 10% to 5% of a company's paid-up share capital.** These amendments to existing UK company law mean that the ambit of shareholder rights cover more shareholders than previously and bring the right to call a general meeting (known as 'Requisition Rights' in the U.S.) more in line with the Listing Rules disclosure requirements for significant shareholdings (currently set at 3%). Perhaps this UK practice will one day make its way across the pond."

Additionally the company is setting the stage to repeat this deceptive method in 2011. If the company receives concurrence in 2010, then in 2011 it can respond to this identical proposal by scheduling another unnecessary vote for a 20%-threshold or even a 30%-threshold to call a specil meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Emil Rossi
Diane Wood <Diane.Wood@pinnaclewest.com>

[PNW: Rule 14a-8 Proposal, November 5, 2009, December 8, 2009 update]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

We gave 64%-support to the 2009 shareholder proposal on this same topic. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their 50%-plus vote. This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm said seven of our directors were long-tenured with at least a decade of service and three were on our board for more than 15 years – Roy Herberger, William Jamieson and Pamela Grant. Two other directors were on the cusp of being long-tenured with nine years of service. These same long-tenured directors also held the majority and/or the Chairmanship of the Human Resources Committee, Finance, Nuclear, and Operating Committee, Corporate Governance Committee, and the Audit Committee. It becomes increasingly challenging to act independently with such extensive service.

Our Corporate Governance Committee is arguably not a committee because 11 of our 13 directors were assigned to it. Michael Gallagher received by far our most withheld votes – 20%. This high negative percentage pointed to shareholder discontent which may warrant additional examination.

Eight of our directors served on no other boards. This could indicate a significant lack of recent transferable director experience. Fortunately our poison pill expired in March 2009 and is now gone. We had no shareholder right to act by written consent, or to ratify executive pay, an independent chairman or a lead director. Plus we were restricted from making certain important changes by a 75%-vote requirement.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]



PINNACLE WEST
CAPITAL CORPORATION

LAW DEPARTMENT

Diane Wood
Senior Counsel
Direct Line: (602) 250-3544

January 15, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Emil Rossi Pursuant to Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Pinnacle West Capital Corporation, an Arizona corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") the proposal and statement in support thereof (the "Proponent Proposal") submitted by Mr. Emil Rossi (the "Proponent") by letter dated October 5, 2009, as superceded by letter dated December 8, 2009. We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits the Proposal from its 2010 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter to the Commission via e-mail to shareholderproposals@sec.gov. Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j) under the Exchange Act.

Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Mail Station 8695, Phoenix, AZ 85004
Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3393, E-mail: Diane.Wood@pinnaclewest.com

We would like to request that if the Proponent elects to submit a response to this letter to the Commission or the Staff, he concurrently sends a copy of that correspondence to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) under the Exchange Act.

The Proponent Proposal

The Proponent Proposal requests that the Company's shareholders approve the following resolution:

> "RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

A copy of the Proponent Proposal is attached to this letter as Exhibit A.

Basis For Exclusion

The Company believes that the Proponent Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(9) under the Exchange Act because the Proponent Proposal directly conflicts with a proposal to be submitted by the Company in its 2010 Proxy Materials. Furthermore, the Proponent Proposal contains false and misleading statements in violation of Rule 14a-8(i)(3) under the Exchange Act.

Analysis

A. The Proponent Proposal may be excluded under Rule 14a-8(i)(9) under the Exchange Act because it directly conflicts with a proposal to be submitted by the Company in its 2010 Proxy Materials.

Currently, neither the Company's articles of incorporation nor its bylaws permit shareholders to call a special meeting. The Company's bylaws currently provide that a special meeting of shareholders may be called "by the Chairman of the Board, the President, or a majority of the Board of Directors, but such special meetings may not be called by any other person or persons." The Company intends to submit a management proposal at its 2010 Annual Meeting of Shareholders that would ask the Company's shareholders to approve an amendment to the Company's bylaws to permit shareholders who hold in the aggregate at least 25% of the Company's outstanding common stock to call a special meeting of shareholders (the "Company Proposal").

Pursuant to Rule 14a-8(i)(9) under the Exchange Act, a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has indicated that the company's proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018, at n. 27 (May 21, 1998). The Staff has stated consistently that when a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders and submitting both matters for shareholder vote could produce inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9).

The Staff previously has permitted exclusion of a shareholder proposal under circumstances nearly identical to the present situation. In Becton Dickinson and Company (November 12, 2009) and H.J. Heinz Company (May 29, 2009), the Staff concurred in the exclusion of a shareholder proposal requesting amendment of company bylaws to permit holders of 10% of a company's shares to call a special meeting, when the company submitted a management proposal for shareholder approval of a bylaw amendment to permit shareholders of 25% of a company's shares to call a special meeting. In the above no-action letters, the Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results." As in Becton Dickinson and Company and H.J. Heinz Company, the Company Proposal and the Proponent Proposal would directly conflict because they include different thresholds for the percentage of shares required to call special shareholder meetings. Specifically, the Company Proposal would call for a 25% ownership threshold, which clearly conflicts with the Proponent Proposal's request for a 10% ownership threshold.

The Staff has also permitted other exclusions of shareholder proposals under similar circumstances. *See* Occidental Petroleum Corporation (March 12, 2009) and Baker Hughes Incorporated (December 18, 2009); International Paper Company (March 17, 2009); EMC Corp. (February 24, 2009); Gyrodyne Company of America, Inc. (October 31, 2005).

Because the Company Proposal and the Proponent Proposal directly conflict, inclusion of both proposals in the 2010 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. For example, if the Company's shareholders adopted both proposals, it would be unclear whether the Company should implement the Company Proposal by implementing the bylaw amendment with a 25% threshold or whether the Company should implement the Proponent Proposal with a 10% threshold. Therefore, based on the foregoing, the Company believes that the Proponent Proposal may properly be excluded from its 2010 Proxy Materials under Rule 14a-8(i)(9) of the Exchange Act.

B. The Proponent Proposal contains false and misleading statements in violation of Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal is contrary to the Commission's proxy rules. Rule 14a-9, one of the Commission's proxy rules, prohibits the making of false or misleading statements in proxy materials. The Proponent Proposal states that "[w]e had no lead director . . . [and] we were restricted by a requirement to obtain a 75%-

vote to make certain key changes." As disclosed in the Company's proxy statements for the past several years, the Chair of the Company's Corporate Governance Committee serves as the lead director. *See*, for example, pages 7-8 of the Company's 2009 proxy statement filed with the Commission on April 8, 2009. Similarly, there are no requirements (in the Company's articles of incorporation, bylaws, or otherwise) that the Company's shareholders must act by a 75% vote on any matter. As a result, these statements are false and misleading in violation of Rule 14a-8(i)(3).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proponent Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter. In addition, the Company requests that the Commission's decision in this matter be transmitted to the Company by facsimile at 602-250-3393. The Proponent Proposal states that correspondence relating to the Proponent Proposal can be sent to Mr. John Chevedden via e-mail *at FISMA & OMB Memorandum M-07-16 The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (602) 250-3544.

Very truly yours,



Diane Wood
Senior Counsel

DW/jlj
Enclosures

cc: Emil Rossi
John Chevedden

EXHIBIT A

(see attached)

Wood, Diane (Z98531)

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, December 08, 2009 7:31 PM
To:	Loftin, Nancy C(F61123)
Cc:	Wood, Diane (Z98531)
Subject:	Rule 14a-8 Proposal (PNW)
Attachments:	CCE00006.pdf



CCE00006.pdf

Dear Ms. Loftin,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
Emil Rossi

Emil Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. William J. Post
Chairman
Pinnacle West Capital Corporation (PNW)
400 N 5th St
Phoenix AZ 85004

DECEMBER 8, 2009 UPDATE

Dear Mr. Post,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** at: *** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Emil Rossi

Oct 5 2009

Rule 14a-8 Proposal Proponent since the 1980s

cc: Nancy C. Loftin <Nancy.Loftin@pinnaclewest.com>
Corporate Secretary
PH: 602-250-3252
FX: 602-250-3002

Diane Wood <Diane.Wood@pinnaclewest.com>
Senior Attorney
PH: 602-250-3544
FX: 602-250-3393

[PNW: Rule 14a-8 Proposal, November 5, 2009, December 8, 2009 update]

3 [Number to be assigned by the company] – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

We gave 64%-support to the 2009 shareholder proposal on this same topic. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their 50%-plus vote. This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm said seven of our directors were long-tenured with at least a decade of service and three were on our board for more than 15 years – Roy Herberger, William Jamieson and Pamela Grant. Two other directors were on the cusp of being long-tenured with nine years of service. These same long-tenured directors also held the majority and/or the Chairmanship of the Human Resources Committee, Finance, Nuclear, and Operating Committee, Corporate Governance Committee, and the Audit Committee. It becomes increasingly challenging to act independently with such extensive service.

Our Corporate Governance Committee is arguably not a committee because 11 of our 13 directors were assigned to it. Michael Gallagher received by far our most withheld votes – 20%. This high negative percentage pointed to shareholder discontent which may warrant additional examination.

Eight of our directors served on no other boards. This could indicate a significant lack of recent transferable director experience. Fortunately our poison pill expired in March 2009 and is now gone. We had no shareholder right to act by written consent, or to ratify executive pay, an independent chairman or a lead director. Plus we were restricted from making certain important changes by a 75%-vote requirement.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
Emil Rossi, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***